UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)

The Gap, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

364760-10-8

(CUSIP Number)

with copies to:
Jane A. Spray	Douglas D. Smith, Esq.
c/o Pisces, Inc.	Gibson, Dunn & Crutcher LLP
One Maritime Plaza, 14th Floor	One Montgomery Street, 31st Floor
San Francisco, California 94111	San Francisco, CA 94104
(415) 288-0540	(415) 393-8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 20, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 364760-10-8

1	Name of Reporting Person I.R.S. Identification No. of Above Person Fisher Core Holdings L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 81,000,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 81,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,000,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 11.5%

14	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 364760-10-8

1	Name of Reporting Person I.R.S. Identification No. of Above Person Robert J. Fisher

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,387,285

	8	Shared Voting Power 102,349,540(1)

	9	Sole Dispositive Power 13,387,285

	10	Shared Dispositive Power 102,349,540(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 115,736,825(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 16.4%

14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 364760-10-8

1	Name of Reporting Person I.R.S. Identification No. of Above Person William S. Fisher

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,268,499

	8	Shared Voting Power 101,042,743(1)

	9	Sole Dispositive Power 12,268,499

	10	Shared Dispositive Power 101,042,743(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 113,311,242(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 16.0%

14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 364760-10-8

1	Name of Reporting Person I.R.S. Identification No. of Above Person John J. Fisher

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 19,781,223

	8	Shared Voting Power 100,546,741(1)

	9	Sole Dispositive Power 19,781,223

	10	Shared Dispositive Power 100,546,741(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 120,327,964(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 17.0%

14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  This includes 81,000,000 shares held by Fisher Core Holdings L.P. over which Robert J. Fisher, William S. Fisher and John J. Fisher, as general partners thereof, share dispositive and voting power.  Robert J. Fisher, William S. Fisher and John J. Fisher each disclaim individual beneficial ownership of the shares held by Fisher Core Holdings L.P., except to the extent of each person’s actual ownership interest in Fisher Core Holdings L.P. although all shares held by Fisher Core Holdings L.P. are included in the amounts specified by each Reporting Person above.  The numbers and shares shown on the preceding pages and in Item 5 below also reflect multiple counting of certain shares since beneficial ownership of those shares is attributable to more than one Reporting Person by Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), as further described in Item 5 below.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to Common Stock, par value $0.05 per share (the “Common Stock”), of The Gap, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is: Two Folsom Street, San Francisco, CA 94105.

This Statement amends and supplements the prior statement on Schedule 13D filed by Fisher Core Holdings L.P., a Delaware limited partnership, Robert J. Fisher, William S. Fisher and John J. Fisher (each, with the trusts for which such individual is the trustee, a “Reporting Person” and, collectively, the “Reporting Persons”) with the Securities and Exchange Commission on August 6, 2004 and amended on March 16, 2006, January 29, 2007, August 22, 2007, March 4, 2008 and October 1, 2008 (as amended, the “Schedule 13D”).  The disclosure made pursuant to each Item included below supersedes and replaces the prior statements on Schedule 13D for such Items.

Item 2.	Identity and Background

a)  This Statement is filed on behalf of the Reporting Persons to update the share ownership and related information with respect to each Reporting Person from that reported in the Schedule 13D as a result of a distribution of Common Stock by Fisher Core Holdings L.P. to its limited partner as more fully described in Items 4 and 6 below, and to disclose the amendment of the LP Agreement (as defined in this Item 2).  The initial Schedule 13D was filed by the Reporting Persons to report that each of the Reporting Persons, Donald G. Fisher and Doris F. Fisher had entered into that certain Limited Partnership Agreement (the “LP Agreement”), dated August 4, 2004 to form Fisher Core Holdings L.P.  The parties to the LP Agreement entered into such agreement for the purpose of establishing the Reporting Persons’ voting and dispositive control over a core holding of the Common Stock of the Issuer to enable those members of the Fisher family to have a significant ongoing voice in the management and direction of the Issuer.  Pursuant to the LP Agreement, Robert J. Fisher, William S. Fisher and John J. Fisher, either through family trusts or individually, are the general partners of Fisher Core Holdings L.P.  The LP Agreement provides that any decisions on voting and/or disposition of the shares of Common Stock of the Issuer held by Fisher Core Holdings L.P. will require a majority vote of the general partners.  The limited partner has no voting or dispositive control over any shares held by Fisher Core Holdings L.P.  On March 20, 2009, the general partners unanimously approved the amendment of the LP Agreement to permit the distribution described in this Statement (such Amendment to Limited Partnership Agreement of Fisher Core Holdings L.P., the “LP Amendment”).  All references to the LP Agreement are qualified in their entirety by reference to the LP Agreement included as Exhibit 1 to the original Schedule 13D, which is incorporated by reference herein.  All references to the LP Amendment are qualified in their entirety by reference to the LP Amendment included as Exhibit 12 to this Statement, which is incorporated by reference herein.

As general partners of Fisher Core Holdings L.P., Robert J. Fisher, William S. Fisher and John J. Fisher may be deemed to beneficially own the shares of Common Stock of the Issuer beneficially owned by Fisher Core Holdings L.P.  Accordingly, through the execution of the LP Agreement, the Reporting Persons may be deemed to constitute a “group” under Section 13(d) of the Act, with respect to their beneficial ownership of the shares of Common Stock of the Issuer.  However, the Reporting Persons expressly declare that the filing of this Statement is not intended as, and should not be deemed to be, an admission that any Reporting Person, for purposes of Section 13(d) of the Act or otherwise, is the individual beneficial owner of the shares of Common Stock of the Issuer held by other members of the group, except to the extent of each general partner’s ownership interest in Fisher Core Holdings L.P.

b)  The address of the principal business and principal office for the Reporting Persons is c/o Pisces, Inc., One Maritime Plaza, Suite 1400, San Francisco, CA  94111.

c)             (1)  Robert J. Fisher is a member of the Board of Directors of the Issuer, which is a leading global specialty retailer offering clothing, accessories and personal care products for men, women, children and babies.  The business address of the Issuer is Two Folsom Street, San Francisco, CA 94105.

(2)  John J. Fisher is principally employed as President of Pisces, Inc., which is a family management company.  The business address of Pisces, Inc. is One Maritime Plaza, Suite 1400, San Francisco, CA 94111.

(3)  William S. Fisher is a managing director of Manzanita Capital Ltd., a private equity investment firm.

(4)  Fisher Core Holdings L.P. is a limited partnership formed for the purpose of holding, managing and voting the shares of Common Stock of the Issuer as directed by its general partners.

d) & e)  During the last five years, the Reporting Persons (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)  The following Reporting Persons are citizens of the United States:  Robert J. Fisher, William S. Fisher and John J. Fisher.  Fisher Core Holdings L.P. is a Delaware limited partnership.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons are deemed to beneficially own certain shares of Common Stock of the Issuer as reflected in this Statement, including shares beneficially owned by the other Reporting Persons, as a result of their entry into the LP Agreement as more specifically described in Item 2a) above.  No consideration was used to acquire beneficial ownership of the shares of Common Stock of the Issuer which the Reporting Persons are deemed to have acquired beneficial ownership of as a result of having entered into the LP Agreement or otherwise since the filing of the Schedule 13D.

In addition to the shares that the Reporting Persons are deemed to have acquired beneficial ownership of as a result of the LP Agreement, Robert J. Fisher, William S. Fisher and John J. Fisher also previously acquired shares of Common Stock of the Issuer prior to the registration of such shares under the Act or by gift.  Robert J. Fisher and William S. Fisher have also previously acquired shares of Common Stock of the Issuer upon the exercise of options.  All such shares were acquired with personal funds.

From time to time, the Reporting Persons have transferred shares to various entities controlled by them, disposed of certain shares to third parties by gift and sold shares of Issuer Common Stock in the open market and in privately negotiated transactions.

Item 4.	Purpose of Transaction

This Statement is being filed to disclose the distribution of shares of Issuer Common Stock by Fisher Core Holdings L.P. and the LP Amendment, as more fully described in this Item 4 and Item 6 below, and to update the Issuer Common Stock ownership information included in the Schedule 13D.

Each of the Reporting Persons, Donald G. Fisher and Doris F. Fisher entered into the LP Agreement, dated August 4, 2004, to form Fisher Core Holdings L.P.  The parties to the LP Agreement entered into the LP Agreement for the purpose of establishing voting and dispositive control by Robert J. Fisher, William S. Fisher, and John J. Fisher, the general partners of Fisher Core Holdings L.P., over a core holding of the Common Stock of the Issuer to enable those individuals to have a significant ongoing voice in the management and direction of the Issuer.

Due to the Issuer’s ongoing share repurchase program and the resulting decreases in the total number of shares of Common Stock outstanding, Fisher Core Holdings L.P.’s beneficial ownership of shares in the Issuer as a percentage of the total outstanding Common Stock of the Issuer has increased since its formation in 2004 without any increase in the number of shares held by Fisher Core Holdings L.P.  The general partners of Fisher Core Holdings L.P. determined that a portion of the Issuer’s Common Stock held by Fisher Core Holdings, L.P. could be distributed without compromising the purposes for which Fisher Core Holdings L.P. was formed.  Accordingly, and to more closely align the ownership percentage of Fisher Core Holdings L.P. with the percentage ownership of the entity at the time of its formation, the general partners unanimously approved the LP Amendment and a distribution of 20,000,000 shares of the Issuer’s Common Stock to the limited partner of Fisher Core Holdings L.P.  The distribution was effected on March 20, 2009, and as a result of the distribution, the Reporting Persons no longer beneficially own the shares distributed, and the limited partner, a family trust of Donald G. Fisher and Doris F. Fisher, became the beneficial owner of the shares distributed.  All references to the LP Agreement and the LP Amendment are qualified in their entirety by reference to the LP Agreement and LP Amendment included as Exhibit 1 and Exhibit 12, respectively, to this Statement, which are incorporated by reference herein.

The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and may, at any time, consistent with the obligations of the Reporting Persons under the federal securities laws, determine to increase or decrease their respective ownership of shares of the Issuer’s Common Stock through purchases or sales of such Common Stock of the Issuer in the open market, in privately negotiated transactions or by gift.  The review of their respective investments in the Issuer by the Reporting Persons will depend on various factors, including the Issuer’s business prospects, other developments concerning the Issuer, alternative investment opportunities, general economic conditions, money and stock market conditions, and any other facts and circumstances which may become known to the Reporting Persons regarding their respective investments in the Issuer.  At the time of filing this Statement, the Reporting Persons have no plans to purchase additional shares of Common Stock of the Issuer in the open market or in privately negotiated transactions but may engage in such transactions in the future.

On March 18, 2009, the Issuer announced that certain members of its Board of Directors would not stand for re-election at its May 2009 Annual Meeting of Stockholders, and that the size of the Issuer’s Board of Directors would be reduced.  The Issuer also announced that Doris F. Fisher has decided not to stand for re-election as a director at the Issuer’s May 2009 Annual Meeting of Stockholders, at which time she will assume the role of honorary lifetime director.  At the time of the filing of this Schedule 13D, other than as disclosed in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the board of directors or management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer’s business or corporate structure; (vi) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (vii) causing a series of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a series of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (ix) any action similar to any of those described above.  However, Robert J. Fisher, as a member of the Board of Directors of the Issuer, may, in such capacity, from time to time, be involved in discussions which relate to the transactions described in this Item 4 and thus retains his right to modify his plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.  The Reporting Persons disclaim any obligation to report on any plans with respect to the transactions described in this Item 4 that develop as a result of the Fisher family members’ involvement in the ongoing management as an officer or director of the Issuer and participation in decisions regarding the Issuer’s transactions.

Each of these Reporting Persons may sell or otherwise dispose of shares of the Issuer’s Common Stock from time to time as circumstances dictate and reserves the right to change its or his plans and intentions at any time.

Item 5.	Interest in Securities of the Issuer

a)   The Reporting Persons beneficially own the number of shares of Common Stock of the Issuer listed below, representing approximately the percentage of shares of Common Stock of the Issuer outstanding as of December 5, 2008 listed below.  There were approximately 706,483,075 shares of Common Stock of the Issuer outstanding as of December 5, 2008 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the SEC on December 9, 2008.

	Shares*		Percentage of Total Outstanding

Fisher Core Holdings L.P.	81,000,000	(1)	11.5%

Robert J. Fisher	115,736,825	(2)	16.4%

William S. Fisher	113,311,242	(3)	16.0%

John J. Fisher	120,327,964	(4)	17.0%

(1) Fisher Core Holdings L.P. holds 81,000,000 shares of the Issuer’s Common Stock over which Robert J. Fisher, William S. Fisher and John J. Fisher, as general partners, share dispositive and voting power.  Robert J. Fisher, William S. Fisher and John J. Fisher each disclaims individual beneficial ownership of the shares held by Fisher Core Holdings L.P., except to the extent of each person’s actual ownership interest in Fisher Core Holdings L.P.

(2) Robert J. Fisher’s beneficial ownership includes (a) 47,399 shares which may be acquired upon exercise of options within the next 60 days, (b) 16,795 shares subject to earned but unpaid awards of stock units which are subject to a three-year deferral period but would be issued immediately upon the resignation or retirement of the Reporting Person (c) 18,657,263 shares beneficially owned through trusts*, (d) 2,628,083 shares owned as community property and (e) 81,000,000 shares indirectly beneficially owned as a general partner of Fisher Core Holdings L.P., as discussed in (1) above.  In addition to the shares identified in the Table above, Robert J. Fisher’s spouse separately owns 120,049 shares over which Mr. Fisher has no voting or dispositive control.

(3) William S. Fisher’s beneficial ownership includes (a) 734,027 shares beneficially owned through a trust for his benefit, (b) 18,661,007 shares beneficially owned through other trusts*, (c) 639,196 shares owned as community property, (d) 8,513 shares beneficially owned and held in a 401(k) account and (e) 81,000,000 shares owned by Fisher Core Holdings L.P. as discussed in (1) above.  In addition to the shares identified in the Table above, William S. Fisher’s spouse separately owns 158,853 shares over which Mr. Fisher has no voting or dispositive control.

(4) John J. Fisher’s beneficial ownership includes (a) 884,027 shares beneficially owned through a trust for his benefit, (b) 18,662,714 shares beneficially owned through other trusts*, and (c) 81,000,000 shares indirectly beneficially owned by John J. Fisher as a general partner of Fisher Core Holdings L.P., as discussed in (1) above.  In addition to the shares identified in the Table above, John J. Fisher’s spouse separately owns 38,644 shares over which Mr. Fisher has no voting or dispositive control.

*  The 18,657,263 shares held by Robert J. Fisher as trustee of trusts for other beneficiaries, the 18,662,714 shares held by John J. Fisher as trustee of trusts for other beneficiaries, and the 18,661,007 shares by William S. Fisher as trustee of trusts for other beneficiaries actually represent an aggregate 27,990,492 shares of the Issuer’s outstanding Common Stock as a result of shared voting and dispositive power.

The Reporting Persons expressly disclaim that they have agreed to act together and do not have voting or dispositive power over shares of the Issuer other than as described in this Statement.  The filing of this Statement by the Reporting Persons should not be considered an admission that such Reporting Persons, for purposes of Section 13(d) of the Act, are the individual beneficial owners of any shares of Common Stock of the Issuer included in this Statement in which such Reporting Persons do not have any ownership and economic interest.

b)  As of the date of this Statement, the Reporting Persons have the sole power to vote and sole dispositive power over the number of shares of the Common Stock of the Issuer listed below, which represents approximately the listed percentage of the total outstanding shares of Common Stock of the Issuer based upon the number of shares outstanding as of December 5, 2008.  As of the date of this Statement, pursuant to the LP Agreement, the Reporting Persons have shared power to vote and shared dispositive power over the number of shares of the Issuer’s Common Stock listed below, which represents approximately the listed percentage of the outstanding shares of Common Stock of the Issuer based upon the number of shares outstanding as of December 5, 2008.

	Sole Power Shares		Percentage of Total Outstanding

Fisher Core Holdings L.P.	0	(1)	0.0%

Robert J. Fisher	13,387,285	(2)	1.9%

William S. Fisher	12,268,499	(3)	1.7%

John J. Fisher	19,781,223	(4)	2.8%

	Shared Power Shares*		Percentage of Total Outstanding

Fisher Core Holdings L.P.	81,000,000	(1)	11.5%

Robert J. Fisher	102,349,540	(2)	14.5%

William S. Fisher	101,042,743	(3)	14.3%

John J. Fisher	100,546,741	(4)	14.2%

c)  Other than the transactions reported immediately below, the Reporting Persons have not effected any transactions involving shares of Common Stock of the Issuer during the past 60 days.

On March 6, 2009, (i) Robert J. Fisher sold 11,143 shares of Common Stock to the Issuer in a private transaction at a sales price of $11.32 per share, (ii) William S. Fisher sold 9,630 shares of Common Stock to the Issuer in a private transaction at a sales price of $11.32 per share, and (iii) John J. Fisher sold 13,769 shares of Common Stock to the Issuer in a private transaction at a sales price of $11.32 per share.  Each of these transactions was completed pursuant to repurchase agreements between the Reporting Persons and the Issuer entered into as part of a previous Issuer stock repurchase program as previously disclosed on the Schedule 13D and by the Issuer.

On February 6, 2009, (i) Robert J. Fisher sold 321,515 shares of Common Stock to the Issuer in a private transaction at a sales price of $11.86 per share, (ii) William S. Fisher sold 277,881 shares of Common Stock to the Issuer in a private transaction at a sales price of $11.86 per share, and (iii) John J. Fisher sold 397,302 shares of Common Stock to the Issuer in a private transaction at a sales price of $11.86 per share.  Each of these transactions was completed pursuant to repurchase agreements between the Reporting Persons and the Issuer entered into as part of a previous Issuer stock repurchase program as previously disclosed on the Schedule 13D and by the Issuer.

d)  Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the shares of the Issuer’s Common Stock of the Issuer that are beneficially owned by the Reporting Persons.  Donald G. Fisher and Doris F. Fisher, through a family trust, contributed 86,000,000 shares of Common Stock of the Issuer to Fisher Core Holdings L.P. in exchange for their limited partnership interest in Fisher Core Holdings L.P.  As limited partner through a family trust, Donald G. Fisher and Doris F. Fisher do not have voting or dispositive power over the shares of Common Stock of the Issuer held by Fisher Core Holdings L.P. but have the right to receive distributions relating to their limited partnership interest in Fisher Core Holdings L.P.  On March 20, 2009, the limited partner of Fisher Core Holdings L.P., received a distribution of 20,000,000 shares of Common Stock of the Issuer by Fisher Core Holdings L.P. which resulted in a proportionate decrease in their limited partnership interest in Fisher Core Holdings L.P.

e)  Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Robert J. Fisher owns options to purchase 47,399 shares of Common Stock awarded to him as a director and former employee of the Issuer, subject to option agreements, the form of which have been filed with the SEC by the Issuer.  In addition, Mr. Fisher owns earned but unpaid stock units with respect to 16,795 shares of Common Stock awarded to him as a director of the Issuer, subject to stock unit agreements, the forms of which have been filed with the SEC by the Issuer.  As a non-employee director of the Issuer, Mr. Fisher is entitled to certain equity compensation arrangements generally applicable to the Issuer’s non-employee directors as disclosed in the Issuer’s Proxy Statement on Schedule 14A and Annual Report on Form 10-K filed with the SEC.

As described in Item 2, each of the Reporting Persons, Donald G. Fisher and Doris F. Fisher entered into the LP Agreement to form Fisher Core Holdings L.P.  The parties to the LP Agreement entered into the LP Agreement for the purpose of establishing voting and dispositive control by the general partners, Robert J. Fisher, William S. Fisher, and John J. Fisher, over a core holding of the Common Stock of the Issuer to enable those individuals to have a significant ongoing voice in the management and direction of the Issuer.  On March 20, 2009 the general partners unanimously approved the LP Amendment to permit the distribution described in this Statement.  All references to the LP Agreement and the LP Amendment are qualified in their entirety by reference to the LP Agreement and LP Amendment included as Exhibit 1 and Exhibit 12, respectively, to this Statement, which are incorporated by reference herein.

As previously disclosed, on February 27, 2008, each of Robert J. Fisher, William S. Fisher and John J. Fisher separately entered into Purchase Agreements with the Issuer (which Purchase Agreements have been filed with the SEC by the Issuer) in connection with the Issuer’s share repurchase program authorized by a committee of the Board of Directors of the Issuer on February 14, 2008.  Pursuant to the Purchase Agreements, the applicable Reporting Person has agreed to sell to the Issuer a number of shares of Common Stock each month equal to a specified percentage set forth in the Purchase Agreement (2.80% for Robert J. Fisher, 2.42% for William S. Fisher and 3.46% John J. Fisher) of the number of shares of Common Stock purchased by the Issuer under the share repurchase program for that month (other than shares purchased from the applicable Reporting Person).  Each of the Purchase Agreements may be cancelled by the applicable Reporting Person that is a party thereto on 15 business days prior notice.  All references to the Purchase Agreements are qualified in their entirety by reference to the Purchase Agreements included as Exhibit 8 - 10 to this Statement, which are incorporated by reference herein.

On August 29, 2008, Robert J. Fisher entered into a Stock Trading Plan (the “August Stock Trading Plan”) pursuant to Rule 10b5-1(c) of the Act with a third party to sell an aggregate of up to 2,000,000 shares of the Issuer’s Common Stock not held by Fisher Core Holdings L.P.  Sales may be made under the August Stock Trading Plan only upon satisfaction of certain pricing and other conditions.  The August Stock Trading Plan may be cancelled by Mr. Fisher upon written notice to the third party and the Issuer.  There have been no sales pursuant to the August Stock Trading Plan.

On September 19, 2008, William S. Fisher entered into a Stock Trading Plan (the “September Stock Trading Plan”) pursuant to Rule 10b5-1(c) of the Act with a third party to sell an aggregate of up to 3,000,000 shares of the Issuer’s Common Stock not held by Fisher Core Holdings L.P.  Sales may be made under the September Stock Trading Plan only upon satisfaction of certain pricing and other conditions.  The September Stock Trading Plan may be cancelled by Mr. Fisher upon written notice to the third party and the Issuer.  There have been no sales pursuant to the September Stock Trading Plan.

Other than as described in this Statement and the Joint Filing Agreement, there are as of the date of this Statement, no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person, to which a Reporting Person is a party, with respect to any securities of the Issuer beneficially owned by such Reporting Person, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the Common Stock of the Issuer to the best knowledge of the Reporting Persons.

Item 7.	Material to be Filed as Exhibits

Exhibit 1 - Fisher Core Holdings L.P. Limited Partnership Agreement, dated August 4, 2004 (incorporated by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D filed on August 6, 2004).

Exhibit 2 – Joint Filing Agreement by and among Robert J. Fisher, William S. Fisher, John J. Fisher and Fisher Core Holdings L.P., dated August 5, 2004 (incorporated by reference to Exhibit 2 to the Reporting Persons’ Schedule 13D filed on August 6, 2004).

Exhibit 3 – Power of Attorney, dated August 5, 2004 (incorporated by reference to Exhibit 3 to the Reporting Persons’ Schedule 13D filed on August 6, 2004).

Power of Attorney, dated December 15, 1998 (incorporated by reference to Exhibit 3 to the Reporting Persons’ Schedule 13D filed on August 6, 2004).

Exhibit 4-7 – Omitted as no longer in effect.

Exhibit 8 – Purchase Agreement with John J. Fisher dated February 27, 2008 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 28, 2008).

Exhibit 9 – Purchase Agreement with Robert J. Fisher dated February 27, 2008 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 28, 2008).

Exhibit 10 – Purchase Agreement with William S. Fisher dated February 27, 2008 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 28, 2008).

Exhibit 11 – Form of Stock Trading Plan (incorporated by reference to Exhibit 11 to the Reporting Persons’ Schedule 13D/A filed on October 1, 2008).

Exhibit 12 – Amendment to Limited Partnership Agreement of Fisher Core Holdings L.P., dated March 20, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	March 20, 2009	Fisher Core Holdings L.P.

*/s/ Jane Spray
For: Fisher Core Holdings L.P.

Dated:	March 20, 2009	By:	*/s/ Jane Spray
Robert J. Fisher

Dated:	March 20, 2009	By:	*/s/ Jane Spray
William S. Fisher

Dated:	March 20, 2009	By:	*/s/ Jane Spray
John J. Fisher

* This Schedule 13D/A was executed by Jane Spray as Attorney-in-Fact for Fisher Core Holdings L.P., Robert J. Fisher, William S. Fisher and John J. Fisher pursuant to the Powers of Attorney granted thereby as previously filed with the Reporting Persons’ Schedule 13D filed with the SEC on August 6, 2004.